UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14F-1


                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER



                             BE SAFE SERVICES, INC.
                             -----------------------
                          (Exact name of registrant as
                       specified in its corporate charter)

                                     0-26239
                                     -------
                               Commission File No.


         Delaware                                           11-3479172
         --------                                           ----------
         (State of                                        (IRS Employer
       Incorporation)                                  Identification No.)


                           1517 E. 7th Avenue, Suite C
                              Tampa, Florida 33605
                              --------------------
                    (Address of principal executive offices)

                                 (813) 248-0096
                                 --------------
                           (Issuer's telephone number)

                             BE SAFE SERVICES, INC.

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about December 17, 2001 to the holders of shares of common stock, par value $0.0001 (the "Common Stock") of Be Safe Services, Inc., a Delaware corporation (the "Company"), as of December 13, 2001. You are receiving this Information Statement in connection with the possible election of one person designated by the majority of the Company's stockholders to fill all of the seats on the Company's Board of Directors (the "Board").

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

               INFORMATION RELATING TO THE COMPANY'S COMMON STOCK

The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock is entitled to one vote per share on all maters submitted to a vote of the shareholders. As of the Record Date, the Company had 4,535,000 shares of Common Stock outstanding.

                        CHANGES OF CONTROL OF THE COMPANY

On December 14, 2001, the Company entered into a Securities Exchange Agreement (the "Agreement") to acquire 100% of the issued and outstanding common stock of First National Data Bank, Inc. ("FNDB") for an aggregate of 5,975,500 shares of the Company's Common Stock. The transaction closed on December 14, 2001. Pursuant to the Agreement, the Company issued 5,975,500 shares of its Common Stock to the FNDB shareholders. Accordingly, after the closing of the transaction, the new combined entity has an aggregate of 10,510,500 shares of Common Stock issued and outstanding of which 56.85% is owned by the FNDB shareholders. Accordingly, upon closing, the FNDB shareholders are able to elect new directors and officers either at a meeting of shareholders or by written consent.

                               BOARD OF DIRECTORS

Management of the Company, prior to the above described transaction (collectively referred to as "Prior Management") is set forth below:

      Name                       Position
      ----                       --------
      Jordan Erber               President, Treasurer and Chairman of the Board
      Kathleen LaVeglia          Secretary and Director
      Robert Dehmer              Director

Prior Management resigned effective as of the closing of the transaction, except Jordan Erber remained a Director of the Company, and the following individual was nominated to assume the positions next to her name:

      Name                    Age          Position
      ----                    ---          --------
      Terry M. Haynes         43           CEO, President, Secretary, Treasurer
                                           and Sole Director*

Ms. Terry Haynes is the Co-Founder of First National Data Bank, Inc. and has served as FNDB's President, Chief Executive Officer ("CEO") and Director since its inception in April, 2001. From May 2001 until present Ms. Haynes also serves as Vice President of Apogee Business Consultants, LLC, a Nevada limited liability corporation of which she is part owner. Prior to forming FNDB, Ms. Haynes founded Medical Initiatives, Inc. in 1994, a full service pharmaceutical company providing unit dose patient specific chemotherapy and ancillary medications to private practice Oncologists. Under Ms. Haynes' tenure the company achieved revenues of Eighteen ($18,000,000) Million Dollars in revenues by 1998. The success of this venture was largely attributed to the innovative management and data base software that Ms. Haynes co-engineered. In December 1998 Ms. Haynes sold her interest in this business to a major pharmaceutical corporation. Prior to 1994, Ms. Haynes served as a Director for Syncor International, Inc. Home Healthcare Division. She progressed through the corporate structure to become a Director for the Unit Dose Chemotherapy Division, where she was responsible for the development of new markets and services. Ms. Haynes received her undergraduate degree in chemistry and biology from the University of Tennessee. Ms. Haynes received a Pharm D degree from Sanford University.

*Ms. Haynes will become the sole Director of the Company ten (10) days after the mailing of the Information Statement.

         Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding beneficial ownership of the Common Stock of the Company as of the Record Date:

         o each person or entity known to own beneficially more than 5% of the Common Stock;

         o        each of the Company's directors;

         o        each of the Company's named executive officers; and

         o all executive officers and directors of the Company as a group.

                                                                Amount and
                              Name and Address of           Nature of Beneficial            Percent of
Title of Class                 Beneficial Owner                     Owner                    Class(1)
--------------             --------------------------    --------------------------      ---------------
Common Stock               Jordan Erber                           778,000                    17.16%
                           62-45 Woodhaven Blvd.
                           Rego Park, NY  11374

Common Stock               Kathleen LaVeglia                      290,000                     6.39%
                           205-48 Brian Crescent
                           Bayside, NY  11360

Common Stock               Robert Dehmer                           10,000                      .22%
                           171-31 21st Avenue
                           Whitestone, NY  11357

Common Stock               Harriet Zahner                         478,000                    10.54%
                           571 Oak Drive
                           Far Rockaway, NY 11691

Common Stock               Randi Hagler                           300,000                     6.62%
                           924 Northfield Road
                           Woodmere, NY  11598

Common Stock               David Zahner                           300,000                     6.62%
                           848 Dickens Street
                           Woodmere, NY  11598

Common Stock               Lottie Smolar                          300,000                     6.62%
                           63-04 108 Street, Apt. 3E
                           Forrest Hills, NY  11375

All officers and Directors
as a group (3 persons)                                          1,078,000                    23.77%
-----------------

(1)  Based on 4,535,000 shares of the Company's common stock issued and outstanding.

The following table sets forth certain information regarding beneficial ownership of the Common Stock of the Company immediately after the acquisition of FNDB:

         o each person or entity known to own beneficially more than 5% of the Common Stock;

         o        each of the Company's directors;

         o        each of the Company's named executive officers; and

         o all executive officers and directors of the Company as a group.

                                                                     Amount and
                             Name and Address of                 Nature of Beneficial                 Percent of
Title of Class                 Beneficial Owner                          Owner                         Class (2)
--------------             --------------------------         --------------------------             -------------
Common Stock               Terry M. Haynes                             1,350,000                        12.84%
                           989 Georgia Avenue
                           Palm Harbor, FL 34685

Common Stock               Barry Shevlin                               1,071,550                        10.19%
                           989 Georgia Avenue
                           Palm Harbor, FL 34685

Common Stock               TBC Investments, Inc. (1)                     750,000                         7.14%
                           321 N. Kentucky Avenue, Suite 1
                           Lakeland, FL  33801

Common Stock               Jordan Erber                                  778,000                         7.40%
                           62-45 Woodhaven Boulevard
                           Rego Park, NY  11374

Common Stock               Scott Hooten                                  554,200                         5.27%
                           989 Georgia Avenue
                           Palm Harbor, FL  34685

Common Stock               All officers and directors                  1,350,000                        12.84%
                           as a group (1 person)
------------------

(1)   Teresa Crowley is the sole shareholder of TBC Investments, Inc.
(2)   Based on 10,510,500 shares of the Company's common stock issued and outstanding.

Certain Relationships and Related Transactions

Not applicable

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

We currently do not pay any cash salaries to any officers or directors.

Summary Compensation Table

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended December 31, 1999 and 2000. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                                                     SUMMARY COMPENSATION TABLE




                                  Annual Paid Compensation                    Long Term Compensation
                             ----------------------------------   ---------------------------------------------------
                                                                    Awards                      Payouts
                                                                  --------------------------  -----------------------
                                                    OTHER          RESTRICTED    SECURITIES                  ALL
NAME AND                                            ANNUAL          STOCK        UNDERLYING     LTIP        OTHER
PRINCIPAL                       SALARY      BONUS  COMPENSATION     AWARDS        OPTIONS     PAYOUTS   COMPENSATION
POSITION             YEAR         ($)        ($)      ($)             ($)         SARS (#)      ($)        ($)
---------------------------------------------------------------------------------------------------------------------
Jordan Erber          2000        -0-        -0-      -0-             -0-           -0-          -0-       -0-
(President and      (12/31)
 Treasurer,
                      1999        -0-        -0-      -0-             -0-           -0-          -0-       -0-
                    (12/31)

                                               OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                       (INDIVIDUAL GRANTS)


                              NUMBER OF SECURITIES      PERCENT OF TOTAL
                                 UNDERLYING            OPTIONS/SAR'S GRANTED
                               OPTIONS/SAR'S           TO EMPLOYEES IN FISCAL   EXERCISE OF BASE PRICE
NAME                             GRANTED (#)                  YEAR                    ($/SH)              EXPIRATION DATE
-------------------------------------------------------------------------------------------------------------------------
Jordan Erber                        None                     N/A                         N/A                    N/A


                                        AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                               AND FY-END OPTION/SAR VALUES




                                                                     Number of Unexercised         Value of Unexercised In
                         Shares Acquired                             Securities Underlying          The-Money Option/SARs
                              On                  Value             Options/SARs At Fy-End (#)          At FY-End ($)
Name                        Exercise (#)          Realized ($)      Exercisable/Unexercisable     Exercisable/Unexercisable
------------------------------------------------------------------------------------------------------------------------
Jordan Erber                  N/A                    N/A                      None                           N/A



Dated:  December 17, 2001                    By order of the Board of Directors


                                             /s/ Jordan Erber
                                             ----------------------------------
                                             Jordan Erber, Director